IAMGOLD CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD'S STRONG OPERATING RESULTS DRIVEN BY SIGNIFICANT REDUCTION IN ALL-IN SUSTAINING COSTS AND GROWTH IN PRODUCTION THROUGH 2014

FOURTH QUARTER ALL-IN SUSTAINING COSTS DOWN $209 PER OUNCE YR/YR

BEGINS 2015 WITH ~$800 MILLION IN CASH AND BULLION

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the annual Management Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements as at December 31, 2014 for more information.

Toronto, Ontario, February 18, 2015 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today reports its consolidated financial and operating results for the fourth quarter and year ended December 31, 2014.

IAMGOLD's President and CEO, Steve Letwin, stated, "Strong operating performance reflecting consistent improvements enabled us to either meet or exceed our operating targets in 2014. Robust growth at Essakane, improving grades at Rosebel, and a solid ramp-up at Westwood in its first six months of commercial operation drove production higher for three consecutive quarters to end the year with 844,000 ounces. We beat our cost guidance, with all-in sustaining costs falling consistently throughout the year to $1,021 an ounce in the final quarter - $209 per ounce less than the same quarter last year.

"Our operating teams have been highly effective at optimizing performance at both our mines and mills, and with our spending outlook reduced from last year we expect further success in 2015," continued Mr. Letwin. "With the sale of Niobec driving our cash and bullion position to approximately $800 million, we have the financial capacity to enhance the profitability of our existing assets while at the same time take advantage of growth opportunities. We're seeing some excellent results from our advanced exploration projects and will continue to drive these forward. Rosebel and Essakane both generated positive free cash flow in 2014 and by the end of 2015 we expect to see that at a consolidated level."

Fourth Quarter 2014 Highlights

- Attributable gold production of 241,000 ozs. increased for third consecutive quarter; up 7% from Q3/14 due to improving grades at Essakane and Rosebel.
- Attributable gold sales of 234,000 ozs.
- All-in sustaining costs[1,2] – gold mines[3] of $1,021/oz. declined for fourth consecutive quarter; down $94/oz. from Q3/14 and $209/oz. from Q4/13.
- Total cash costs[1] – gold mines of $788/oz. declined for third consecutive quarter; down $63/oz. from Q3/14 and $40/oz. from Q4/13.
- Net cash from operating activities, including discontinued operations, of $72.0 million; up 64% from Q4/13.

2014 Full-Year Highlights

- Attributable gold production of 844,000 ozs. within guidance.
- Attributable commercial production of 834,000 ozs., up 9% from 2013.
- Attributable gold sales of 835,000 ozs.
- Essakane grew production 33%; driven by higher grades and throughput.
- Westwood ramped up commercial production, producing 70,000 ozs. in first six months.
- All-in sustaining costs – gold mines of $1,101/oz., $49/oz. below bottom of guidance and down 10% or $121/oz. from 2013.

- Total cash costs – gold mines of $848/oz., in line with guidance.
- Capital expenditures of $325 million were 10% below guidance and 51% lower than 2013.
- Cash, cash equivalents and gold bullion (at market value) from continuing operations of $321.0 million at December 31, 2014; compared to $334.4 million at September 30, 2014 and $384.6 million at December 31, 2013.
  - Initiatives to monetize non-cash working capital contributed more than $50 million in cash.
  - Net cash from operating activities, including discontinued operations, increased 27% to $312.2 million.

Subsequent to Year End

- On January 22, 2015, we completed the sale of Niobec and received cash of $500 million after tax, increasing cash, cash equivalents and gold bullion (at market value) to approximately $800 million.
- Positive results continued from the 2014 drilling program at the 100% owned Boto Gold project in Senegal, West Africa. Highlights from further drilling included 9 metres grading 10.5 g/t Au, 44 metres grading 4.46 g/t Au and 40 metres grading 3.24 g/t Au. (Refer to news release dated February 3, 2015).
- In February 2015, we issued flow-through shares for proceeds of CAD$50 million.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Results ($ millions, except where noted)	Three months ended December 31, 2014	2013	Years ended December 31, 2014	2013
Continuing Operations				
Revenues	**$ 272.5**	$ 195.1	**$ 1,007.9**	$ 947.5
Cost of sales	**$ 239.5**	$ 161.8	**$ 892.9**	$ 668.5
Earnings from continuing mining operations[1]	**$ 33.0**	$ 33.3	**$ 115.0**	$ 279.0
Net losses including discontinued operations attributable to equity holders of IAMGOLD	**$ (122.0)**	$ (840.3)	**$ (206.8)**	$ (832.5)
Net losses including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	**$ (0.32)**	$ (2.23)	**$ (0.55)**	$ (2.21)
Adjusted net earnings including discontinued operations attributable to equity holders of IAMGOLD[1]	**$ 10.2**	$ 19.7	**$ 32.8**	$ 137.3
Adjusted net earnings including discontinued operations per share ($/share)[1]	**$ 0.03**	$ 0.05	**$ 0.09**	$ 0.36
Net cash from operating activities including discontinued operations	**$ 72.0**	$ 44.0	**$ 312.2**	$ 246.3
Net cash from operating activities before changes in working capital including discontinued operations[1]	**$ 93.7**	$ 54.7	**$ 317.3**	$ 305.6
Net cash from operating activities before changes in working capital including discontinued operations ($/share)[1]	**$ 0.25**	$ 0.15	**$ 0.84**	$ 0.81
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	**$ 26.7**	$ 3.5	**$ 62.7**	$ 30.1
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	**$ 0.07**	$ 0.01	**$ 0.17**	$ 0.08
Key Operating Statistics				
Gold sales - attributable (000s oz)	**234**	173	**835**	740
Gold commercial production - attributable (000s oz)	**241**	175	**834**	762
Gold production - attributable[2] (000s oz)	**241**	195	**844**	835
Average realized gold price[1] ($/oz)	**$ 1,201**	$ 1,273	**$ 1,259**	$ 1,399
Total cash costs[1,3,4] - gold mines[5] ($/oz)	**$ 788**	$ 828	**$ 848**	$ 801
Gold margin[1] ($/oz)	**$ 413**	$ 445	**$ 411**	$ 598
All-in sustaining costs[1,4,6] - gold mines ($/oz)	**$ 1,021**	$ 1,230	**$ 1,101**	$ 1,222
All-in sustaining costs including discontinued operations - total[7] ($/oz)	**$ 938**	$ 1,113	**$ 992**	$ 1,143
Financial results from discontinued operations				
Niobium production (millions of kg Nb)	**1.5**	1.6	**5.6**	5.3
Niobium sales (millions of kg Nb)	**1.5**	1.3	**5.8**	4.9
Operating margin[1] ($/kg Nb)	**$ 20**	$ 20	**$ 20**	$ 18

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

2 Attributable gold production includes Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces, and for the three months and year ended December 31, 2013 of 20,000 ounces and 73,000 ounces, respectively.

3 The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces, and for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.

4 By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

5 Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

6 In the third quarter 2014, we began including the income from our Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods were revised for comparability.

7 Total, as used with all-in sustaining costs, includes the impact of niobium contribution which is classified as discontinued operations, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the non-GAAP performance measures section of the MD&A.

FOURTH QUARTER AND FULL-YEAR 2014 HIGHLIGHTS

Sale of Niobec

On January 22, 2015, we completed the sale of our Niobec business and the adjacent rare earth element deposit (“REE”) for a total consideration of $530 million. We received $500 million in cash for the niobium business upon the closing of the transaction. An additional $30 million is due when the REE deposit commences commercial production, as well as a 2% gross royalty on REE production.

Niobec Disclosed as Discontinued Operations

As at December 31, 2014, the assets and liabilities of Niobec were classified as held for sale in the consolidated balance sheet. The net earnings for Niobec are presented separately as net earnings from discontinued operations, net of tax, in the consolidated statement of earnings. Comparative periods have been adjusted accordingly. The net earnings from discontinued operations for 2014 were $62.7 million, up $32.6 million from the prior year.

- Revenues from continuing operations for the fourth quarter 2014 were $272.5 million, up 40% from the same prior year period, mainly due to higher gold sales volume partially offset by a lower average realized gold price. Revenues for 2014 were $1,007.9 million, up 6% from 2013. The increase was the result of higher gold sales of 122,000 ounces at our owner-operator mines ($163.3 million) partly offset by a lower average realized gold price ($103.7 million). The growth in sales volume in 2014 was mainly due to Essakane, as the expanded mill and a 21% increase in grades drove production higher by 33%. Also contributing to the increase was the commencement of commercial production at Westwood, partially offset by lower sales from Mouska as it ceased production in the third quarter 2014.

- Cost of sales from continuing operations for the fourth quarter 2014 was $239.5 million, up $77.7 million from the same prior year period, the result of higher production volumes and depreciation. Cost of sales for 2014 was $892.9 million, up $224.4 million from the previous year. The increase was mainly the result of increased production at Essakane ($102.5 million), higher costs of processing more hard rock and lower capitalized stripping at Rosebel ($56.6 million), commencement of commercial production at Westwood ($50.9 million) and higher depreciation expense ($61.2 million), partially offset by closure of Mouska ($40.6 million).

- The depreciation expense in 2014 was $205.0 million, up 43% from the prior year. This is primarily the result of the commencement of commercial production at Westwood in the third quarter 2014, Essakane's commissioning of the expanded milling facilities, and higher amortization of capital stripping at Essakane and Rosebel.

- Income tax expense for the year was $117.9 million, of which $113.7 million was deferred. With substantial losses from continuing operations prior to income taxes for the year, it would be reasonable to expect an income tax benefit rather than an income tax expense. However, we had significant loss carry forwards valued at $76.0 million that were recorded as a deferred tax asset, and with the sale of Niobec we no longer had the benefit of the projected future taxable income that would have offset taxable losses in Canada. Accordingly, we wrote off the entire asset in the third quarter in accordance with IFRS. This resulted in a non-cash deferred tax expense. In addition, the strengthening U.S. dollar reduced the tax base of mining assets in foreign jurisdictions that had the effect of lowering future tax deductions when translated into U.S. dollars, and higher mining duty tax rates and other tax related adjustments also contributed to the deferred tax expense totalling $113.7 million. These are non-cash items and the write off of the asset is not indicative of the economic value of the underlying tax pools that may be used to reduce cash income taxes in the future.

- Net losses from continuing operations attributable to equity holders for the fourth quarter 2014 were $148.7 million, compared to net losses of $843.8 million for the same prior year period. This improvement is mainly due to the following factors explaining the year over year variance. Net losses from continuing operations attributable to equity holders for 2014 were $269.5 million, or $0.72 per share, an improvement of $593.1 million, or $1.57 per share, from the prior year. This improvement mainly related to the non-recurrence of the prior year impairment charges on goodwill and mining assets ($888.1 million) and marketable securities and associates ($72.5 million), higher revenues ($60.4 million), lower write-down of receivables ($54.6 million), lower share of net losses from investments in associates and joint ventures ($41.2 million), and lower exploration expense ($26.5 million). This is partially offset by the increased cost in estimates of asset retirement obligations at closed sites, mainly related to Doyon ($57.5 million), net derivative losses mostly related to hedging a portion of anticipated fuel consumption over the next three years ($48.5 million), and higher cost of sales and income tax expense as noted above.

- Adjusted net earnings including discontinued operations attributable to equity holders[1] for the fourth quarter 2014 were $10.2 million ($0.03 per share[1]), down $9.5 million ($0.02 per share) from the fourth quarter 2013. Adjusted net earnings including discontinued operations attributable to equity holders for 2014 were $32.8 million ($0.09 per share), down $104.5 million ($0.27 per share) from the prior year.

- Over the past 12 months, the initiative to convert a portion of non-cash working capital to cash has contributed over $50 million to our cash position. In 2015, we will continue to manage working capital, effectively balancing our liquidity position, while maintaining appropriate inventory levels to support operations.

- Net cash from operating activities including discontinued operations was $72.0 million for the fourth quarter 2014, up $28.0 million from the fourth quarter 2013. For 2014, net cash from operating activities including discontinued operations was $312.2 million, up $65.9 million from the prior year. The increase was mainly due to reducing inventory levels ($51.3 million), lower income taxes paid ($95.4 million) and managing vendor payment terms ($15.3 million), partially offset by lower earnings from operations.

- Net cash from operating activities before changes in working capital including discontinued operations for the fourth quarter 2014 was $93.7 million ($0.25 per share[1]), up $39.0 million ($0.10 per share[1]) from the same period in 2013. For 2014, net cash from operating activities before changes in working capital including discontinued operations was $317.3 million ($0.84 per share), up $11.7 million ($0.03 per share) from 2013.

Financial Position

- Cash, cash equivalents and gold bullion (at market value) was $321.0 million as at December 31, 2014, excluding the discontinued operations ($12 million), compared with $384.6 million as at December 31, 2013. The variance was mainly due to capital expenditures on property, plant and equipment and exploration and evaluation assets ($376.7 million) and dividends to non-controlling interests and interest paid ($26.8 million), partially offset by cash generated from operating activities ($312.2 million), proceeds on sale and leaseback arrangements ($31.5 million) and net repayments from related parties ($14.7 million). Cash held by the discontinued operations was $12.0 million.

Production and Costs

Gold Operations

- Attributable gold production, inclusive of joint venture operations, grew in each consecutive quarter throughout the year. In the fourth quarter we produced 241,000 ounces, up 24% from the same quarter 2013 and 7% from the third quarter 2014, mainly due to higher grades at Rosebel and Essakane. For the full year, attributable gold production was 844,000 ounces, up 9,000 ounces from 2013. The increase year-over-year reflects 33% growth in production at Essakane (82,000 ounces) due to higher grades and increased throughput with the mill expansion, and the ramp-up of production at Westwood (7,000 ounces). Partially offsetting were lower ounces at Mouska as the operation came to a close (51,000 ounces), lower production at Rosebel due to lower grades (11,000 ounces) and the winding down of the joint venture operations. Excluding the pre-commercial production from Westwood prior to July 1, 2014 (10,000 ounces in 2014 and 73,000 ounces in 2013), attributable commercial production was 834,000 ounces, up 72,000 ounces from the prior year.

- Attributable gold sales, inclusive of joint venture operations, for the fourth quarter 2014, were up 61,000 ounces or 35% from the same prior year period, mainly due to the recognition of Westwood sales, increased production at Essakane and Rosebel, partially offset by the closure of Mouska in 2014 and the winding down of production from the joint venture operations. For 2014, attributable gold sales, inclusive of joint ventures, was 835,000 ounces compared to attributable commercial gold production of 834,000 ounces. The variance of 1,000 ounces was due to a decrease in gold inventory at Rosebel (7,000 ounces), the depletion of remaining gold doré at Mouska (4,000 ounces) and timing of sales at Sadiola (1,000 ounces), partially offset by the timing of sales at Essakane (6,000 ounces) and Westwood (5,000 ounces).

- Total cash costs[1,4] - gold mines[3] – for the fourth quarter 2014 were $788 per ounce, down $63 an ounce from the third quarter 2014. A major contributor to this improvement was the 18% decline in cash costs per ounce at Rosebel, reflecting the benefits from initiatives to improve operating efficiency and grades. Total cash costs for 2014 were $848 per ounce, up 6% from 2013. The increase was mainly due to the higher proportions of hard rock processed at Rosebel and Essakane, partially offset by the benefits from the ongoing cost reduction initiatives.

- All-in sustaining costs[1,2] - gold mines[3] – declined for the fourth consecutive quarter, reflecting lower sustaining capital. At $1,021 per ounce sold in the fourth quarter, all-in sustaining costs fell $94 per ounce from the third quarter and $209 per ounce, or 17%, from the fourth quarter 2013. For the full year 2014, all-in sustaining costs were down 10% to $1,101 per ounce sold from 2013, reflecting the significant reduction in sustaining capital expenditures at Rosebel and Essakane.

Commitment to Zero Harm Continues

- As safety is a critical performance metric at IAMGOLD, we deeply regretted having to report the death of an employee at Rosebel in May 2014, in an area of the operation being prepared for mining later in the year.
- The frequency of all types of serious injuries (measured as DART rate[5]), an important health and safety measure, was 0.66 in 2014, a 35% improvement from 1.01 in 2013.

RESERVES AND RESOURCES

(Additional detail behind the gold price assumptions used to determine reserves and resources can be found in the Reserves and Resources section of the MD&A)

Effective at December 31, 2014, we reduced our gold price per ounce assumption for estimating mineral reserves by $100 as compared to 2013 to $1,300 in line with current industry trends and prudent business practices. This, along with other factors in the estimation process, has contributed to a decrease in total proven and probable mineral reserves.

- Total attributable proven and probable gold reserves decreased by 15% or 1.5 million ounces (net of depletion) to 8.6 million ounces of gold at the end of 2014, mainly due to general mine depletion not compensated by the addition of new reserves at Rosebel, Essakane and Westwood (0.8 million ounces), economic and geotechnical parameters at Rosebel (0.7 million ounces), and the use of a lower gold price per ounce assumption to estimate reserves at owner-operated sites (0.4 million ounces). This was partially offset by positive economic parameters at Sadiola (0.3 million ounces) and a transfer of resources at Westwood (0.1 million ounces). The weighted average gold price assumption used to determine mineral reserves as at December 31, 2014 was $1,263 per ounce compared to $1,357 per ounce as at December 31, 2013.

- Total attributable measured and indicated gold resources (inclusive of reserves) decreased by 9% or 2.0 million ounces to 21.4 million ounces of gold at the end of 2014, mainly due to the influence of economic parameters and depletion at Rosebel (1.6 million ounces) and Essakane (0.5 million ounces), partially offset by the addition of resources from the Boto project (0.1 million ounces) and Côté Gold project (0.1 million ounces).

IAMGOLD Full Year Guidance	2015
Rosebel (000s oz)	**290 - 300**
Essakane (000s oz)	**360 - 370**
Westwood (000s oz)	**110 - 130**
Total owner-operator production (000s oz)	**760 - 800**
Joint ventures (000s oz)	**60**
Total attributable production (000s oz)	**820 - 860**
Total cash costs[1] – owner-operator ($/oz)	**$825 - $865**
Total cash costs – gold mines[2] ($/oz)	**$850 - $900**
All-in sustaining costs[1] – owner-operator ($/oz)	**$1,050 – $1,150**
All-in sustaining costs – gold mines ($/oz)	**$1,075 – $1,175**

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2] Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood, Sadiola and Yatela on an attributable basis.

Our 2015 guidance is based on the following assumptions:
- Average realized gold price of $1,250 per ounce.
- Canadian $/U.S.$ exchange rate of 1.15.
- U.S.$/€ exchange rate of 1.20.
- Average crude oil price of $73 per barrel, reflecting a weighted average of multiple fuel contracts ranging between $75 and $95 per barrel for 77% of our anticipated fuel purchases and the consensus forecasted price for WTI, for which we could purchase the unhedged portion of our anticipated fuel purchases on the open market.

GOLD PRODUCTION AND COST GUIDANCE

In 2015, we expect to produce between 820,000 and 860,000 ounces of gold. We expect a ramp-up in production at Westwood in its first full year of commercial production. There will be some variation from quarter to quarter, with the first and final quarters the lightest due to the sequencing of underground development activity. Building on the 33% increase in production that we had at Essakane in 2014, this operation is expected to have four strong quarters of production as the operation continues to benefit from higher grades and the previous mill expansion to accommodate a higher proportion of hard rock processing. At Rosebel, we continue to focus on improving grades and increasing productivity. The joint ventures are expected to produce 60,000 ounces.

In 2014, we made significant progress in reducing our all-in sustaining costs throughout the year, particularly given the increased costs associated with the higher consumption of power and reagents required to process an increasing proportion of hard rock at Rosebel and Essakane. Building on this momentum, we have reduced our all-in sustaining cost guidance by $75 an ounce from what we guided in 2014 to a range of $1,075 to $1,175 an ounce. This reflects the positive impact from the reduction in the oil price and a stronger US dollar. It should be noted that depending upon the terms of contractual supply agreements for oil with select host countries, we may experience a lag in recognizing the effect of a change in oil prices as compared to spot oil prices. This is due to the timing of pricing reviews over which we have no control.

INCOME TAXES

We expect to pay cash taxes in the range of $17.0 million to $22.0 million for the twelve months ending December 31, 2015. In addition, adjustments to deferred tax assets and or liabilities may also be recorded during this period.

DEPRECIATION

Depreciation expense, excluding Niobec, is expected to increase by approximately 40% in 2015 from 2014 as a result of a full year of commercial production at Westwood, higher amortization of capitalized stripping costs at Rosebel, lower reserves at Essakane and Rosebel, and expected timing of capital additions. Depreciation expense in 2015 is expected to be within the range of $285 to $295 million.

CAPITAL EXPENDITURES OUTLOOK[1]

($ millions)		Sustaining		Development/ Expansion (Non-sustaining)			Total
Gold segments							
Rosebel	$	70	$	10	$		80
Essakane		55		5			60
Westwood		30		50			80
		155		65			220
Côté Gold		-		5			5
Total owner-operator		155		70			225
Joint venture - Sadiola		5		-			5
TOTAL (±10%)	$	160	$	70	$		230

[1] Capitalized borrowing costs are not included.

Three months ended December 31	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)	
	2014	2013	2014	2013	2014	2013
Continuing operations						
Owner-operator						
Rosebel (95%)	94	70	$ 678	$ 674	$ 916	$ 1,104
Essakane (90%)	89	59	828	822	955	1,242
Doyon division (100%)	35	15	845	813	1,119	822
	218	144	766	749	1,001	1,198
Joint ventures						
Sadiola (41%)	20	24	931	1,181	1,100	1,351
Yatela (40%)	3	7	1,532	1,223	1,954	1,429
	23	31	995	1,191	1,199	1,369
Total commercial operations	241	175	788	828	1,021	1,230
Doyon division (100%)	-	20	-	-	-	-
	241	195	788	828	1,021	1,230
Cash costs, excluding royalties			738	770		
Royalties			50	58		
Total cash costs[3]			$ 788	$ 828		
All-in sustaining costs[3,4] - gold mines[5]					1,021	1,230
Including discontiued operation						
Niobium contribution[6]					(83)	(117)
All-in sustaining costs - total[7]					$ 938	$ 1,113

[1]   This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]   The total cash costs computation does not include Westwood pre-commercial production for the quarter ended December 31, 2013 of 20,000 ounces.
[3]   By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A.
[4]   In the third quarer 2014 we began including the income from our Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability
[5]   Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[6]   Niobium contribution consists of Niobec mine's operating margin and sustaining capital on a per gold ounce sold basis.
[7]   Total, as used with all-in sustaining costs, includes the impact of niobium contribution which is classified as discontinued operations, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the non-GAAP performance measures section of the MD&A.

ATTRIBUTABLE GOLD PRODUCTION AND ALL-IN SUSTAINING AND TOTAL CASH COSTS

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)	
Years ended December 31	**2014**	2013	**2014**	2013	**2014**	2013
Continuing operations						
Owner-operator						
Rosebel (95%)	**325**	336	**$ 804**	$ 718	**$ 1,045**	$ 1,063
Essakane (90%)	**332**	250	**852**	753	**1,060**	1,177
Doyon division (100%)	**82**	63	**768**	832	**955**	889
	739	649	**822**	743	**1,090**	1,162
Joint ventures						
Sadiola (41%)	**84**	86	**985**	1,101	**1,083**	1,476
Yatela (40%)	**11**	27	**1,590**	1,243	**1,929**	1,789
	95	113	**1,055**	1,136	**1,182**	1,551
Total commercial operations	**834**	762	**848**	801	**1,101**	1,222
Doyon division (100%)	**10**	73	**-**	-	**-**	-
	844	835	**848**	801	**1,101**	1,222
Cash costs[1], excluding royalties			**790**	729		
Royalties			**58**	72		
Total cash costs[3]			**$ 848**	$ 801		
All-in sustaining costs[3,4] - gold mines[5]					**1,101**	1,222
Including discontinued operations						
Niobium contribution[6]					**(109)**	(79)
All-in sustaining costs - total[7]					**$ 992**	$ 1,143

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
2 The total cash costs computation does not include Westwood pre-commercial production for the years ended December 31, 2014 and 2013 of 10.000 ounces and 73,000 ounces respectively.
3 By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A.
4 In the third quarter 2014 we began including the income from our Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability
5 Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
6 Niobium contribution consists of Niobec mine's operating margin and sustaining capital on a per gold ounce sold basis.
7 Total, as used with all-in sustaining costs, includes the impact of niobium contribution which is classified as discontinued operations, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the non-GAAP performance measures section of the MD&A.

(Refer to the MD&A for further details and analyses about our operations.)

WESTWOOD MINE – CANADA (IAMGOLD Interest – 100%)

	Three months ended December 31,		Years ended December 31,	
	2014	2013	**2014**	2013
Westwood operating statistics				
Ore mined (000s t)	**132**	69	**327**	233
Ore milled (000s t)	**140**	78	**328**	326
Head grade (g/t)	**8.12**	8.47	**7.98**	7.45
Recovery (%)	**96**	95	**95**	94
Pre-commercial gold production - 100% (000s oz)	**-**	20	**10**	73
Pre-commercial gold sales - 100% (000s oz)	**-**	20	**11**	66
Commercial gold production - 100% (000s oz)	**35**	-	**70**	-
Commercial gold sales - 100% (000s oz)	**31**	-	**65**	-
Westwood performance measures				
Average realized gold price[1] ($/oz)	**$ 1,206**	-	**$ 1,237**	-
All-in sustaining costs[1] ($/oz)	**$ 1,119**	-	**$ 1,031**	-
Cash costs[1] excluding royalties ($/oz)	**$ 845**	-	**$ 822**	-
Royalties ($/oz)	**$ -**	-	**$ -**	-
Total cash costs[1] ($/oz)	**$ 845**	-	**$ 822**	-

[1]   This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

The Westwood mine commenced commercial production on July 1, 2014, producing 70,000 ounces of gold in the first six months, split evenly between the third and fourth quarters. During the pre-commercial stage, the operation produced 10,000 ounces of gold in 2014 and 73,000 ounces in the prior year. Westwood is our highest grade mine, with grades in the fourth quarter of 8.12 grams of gold per tonne.

Total cash costs of $845 an ounce in the fourth quarter and $822 an ounce for the year were in line with our estimated range of $750 to $850 per ounce for the first six months of commercial production. All-in sustaining costs per ounce reflect the impact of underground development work, and over time will trend lower as the operation ramps up to design capacity over the next four to five years.

For 2015, which will be Westwood's first full year of commercial production, the operation is expected to produce between 110,000 to 130,000 ounces of gold. While the mill will operate continuously throughout the year, we expect some variation in production levels from quarter to quarter due to the sequencing of underground development which will offer flexibility to the mine over the ramp-up period. Our plan shows the first and fourth quarters to be the lightest, with the second and third quarters accounting for approximately 60% of the year's production.

ROSEBEL MINE – SURINAME (IAMGOLD interest – 95%)

	Three months ended December 31,		Years ended December 31,	
	2014	2013	**2014**	2013
Mine operating statistics				
Ore mined (000s t)	**4,112**	4,163	**13,851**	13,508
Waste mined (000s t)	**11,896**	12,560	**49,215**	47,818
Total material mined (000s t)	**16,008**	16,723	**63,066**	61,326
Strip ratio[1]	**2.9**	3.0	**3.6**	3.5
Ore milled (000s t)	**3,341**	3,125	**13,050**	12,349
Head grade (g/t)	**0.96**	0.78	**0.86**	0.94
Recovery (%)	**96**	95	**95**	95
Gold production - 100% (000s oz)	**99**	74	**342**	354
Attributable gold production - 95% (000s oz)	**94**	70	**325**	336
Gold sales - 100% (000s oz)	**96**	80	**349**	342
Performance measures				
Average realized gold price[2] ($/oz)	**$ 1,200**	$ 1,271	**$ 1,256**	$ 1,400
All-in sustaining costs[2] ($/oz)	**$ 916**	$ 1,104	**$ 1,045**	$ 1,063
Cash costs[2] excluding royalties ($/oz)	**$ 613**	$ 612	**$ 732**	$ 639
Royalties ($/oz)	**$ 65**	$ 62	**$ 72**	$ 79
Total cash costs[2] ($/oz)	**$ 678**	$ 674	**$ 804**	$ 718

[1] Strip ratio is calculated as waste mined divided by ore mined.
[2] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

In 2014, Rosebel produced 325,000 attributable ounces of gold. The lower production compared to the previous year was the result of lower grades in the first half of 2014, partially offset by higher throughput. To mitigate the impact of an increasing proportion of hard rock on throughput, we have been stabilizing the mill feed blend prior to it reaching the primary crusher. The reduced variation in the rock hardness contributed to a 6% increase in mill throughput in 2014 from the previous year.

A more consistent ore feed blend has also helped to reduce costs as it provides for more stability in the milling circuit, which in turn reduces the consumption of power and reagents. We're also having success with initiatives to improve grades, such as moving to reverse circulation drilling for in-pit grade control. A 14% increase in the grade in the third quarter was followed by another 14% increase in the fourth quarter. In the third and fourth quarters of the year, attributable production increased by 22% and 13%, respectively, reflecting higher throughput and grades in the third quarter and higher grades in the fourth.

Comparing the fourth quarter 2014 to the same quarter in 2013, attributable gold production of 94,000 ounces was up 34%, the result of better grades and higher throughput. The higher production, together with cost efficiencies resulted in cash costs per ounce in the fourth quarter that were in line with the same quarter in 2013.

Cash costs improved significantly in the second half of the year, reflecting both higher production and the initial benefits from the many operational enhancements implemented throughout 2014. Also helping to lower cash costs in the fourth quarter was the effect of lower oil prices on power costs. Total cash costs of $678 per ounce in the fourth quarter were down from $828 an ounce in the third quarter and from $942 an ounce in the second quarter. All-in sustaining costs of $916 an ounce in the fourth quarter were 17% lower than the same quarter in 2013 mainly due to lower sustaining capital and higher sales volume.

In 2015, we estimate attributable production in the range of 290,000 to 300,000 ounces. We expect the majority of the cost savings realized from the initiatives in 2014 to affect our cost structure this year and beyond. Our priorities at this operation continue to be on improving grades and increasing operating efficiency. We will continue to work at reducing unit costs through initiatives such as electronic monitoring of blasting to reduce dilution, improved fuel and tire management through better road maintenance practices, and possibly the use of alternative processing methods, such as heap leaching.

The drilling program at Rosebel continues to target higher-grade, softer rock on both the Rosebel mine lease and surrounding mineral concessions. With respect to our joint venture agreement with the Government of Suriname, we completed more than 5,000 metres of diamond and reverse circulation drilling to evaluate priority targets identified in the first half of 2014. Assay results are incomplete and will be assessed as received to help guide future programs. At the same time, we continue to evaluate possible transactions for other prospective properties with the potential for higher-grade, softer rock.

ESSAKANE MINE - BURKINA FASO (IAMGOLD interest – 90%)

	Three months ended December 31,		Years ended December 31,	
	2014	2013	**2014**	2013
Mine operating statistics				
Ore mined (000s t)	**2,955**	3,360	**12,580**	11,869
Waste mined (000s t)	**9,129**	7,724	**34,118**	33,263
Total material mined (000s t)	**12,084**	11,084	**46,698**	45,132
Strip ratio[1]	**3.1**	2.3	**2.7**	2.8
Ore milled (000s t)	**2,596**	2,606	**11,897**	10,613
Head grade (g/t)	**1.28**	0.88	**1.08**	0.89
Recovery (%)	**92**	89	**91**	92
Gold production - 100% (000s oz)	**99**	65	**369**	277
Attributable gold production - 90% (000s oz)	**89**	59	**332**	250
Gold sales - 100% (000s oz)	**98**	60	**363**	270
Performance measures				
Average realized gold price[2] ($/oz)	**$ 1,200**	$ 1,274	**$ 1,261**	$ 1,408
All-in sustaining costs[2] ($/oz)	**$ 955**	$ 1,242	**$ 1,060**	$ 1,177
Cash costs[2] excluding royalties ($/oz)	**$ 781**	$ 772	**$ 799**	$ 687
Royalties ($/oz)	**$ 47**	$ 50	**$ 53**	$ 66
Total cash costs[2] ($/oz)	**$ 828**	$ 822	**$ 852**	$ 753

[1] Strip ratio is calculated as waste mined divided by ore mined.
[2] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

In 2014, Essakane produced 332,000 attributable ounces of gold, an increase of 33% from 2013. This reflected a 21% increase in grades and a 12% increase in throughput. The commissioning of the expanded mill early in 2014 enabled the processing of a higher proportion of hard and transition rock. Whereas soft rock comprised 42% of the mill feed in 2013, it accounted for 25% in 2014. The proportion of soft rock in the mill feed declined significantly throughout the year, accounting for 11% in the second half of the year compared to 36% in the first half.

While throughput has benefited from the mill expansion, the decline in the proportion of soft rock is significant, thus the progressive increase in grades throughout the year has been a major contributor to production growth as well. In the fourth quarter 2014, production was 89,000 attributable ounces, up 51% from the same quarter 2013 reflecting a 45% increase in the grade to 1.28 grams of gold per tonne. Compared to the third quarter 2014, a 9% increase in grades drove production higher by 7%.

Total cash costs in the fourth quarter 2014 were $828 an ounce, up slightly from the same quarter 2013 mainly due to lower capitalized stripping, but down 4% from the third quarter 2014. All-in sustaining costs in the fourth quarter of $955 an ounce were $287 per ounce lower than the same quarter in 2013, mainly the result of a significant increase in production after the commissioning of the expanded mill early in 2014.

In 2015, Essakane is expected to have four strong quarters of production, with annual production growing by approximately 10% as the expanded mill achieves design capacity. To continue improving grades and to maintain optimal throughput levels, Essakane will use one of its two processing lines to process 100% hard rock and the other for processing blended ore.

This year, we plan to begin mining the Falagountou deposit having completed an infill drilling program in 2014 that confirmed the continuity of the mineralization and an extension down-dip which remains open.

SADIOLA MINE - MALI (IAMGOLD interest – 41%)

	Three months ended December 31,		Years ended December 31,	
	2014	2013	**2014**	2013
Mine operating statistics				
Total material mined (000s t)	**1,082**	3,096	**5,044**	13,344
Ore milled (000s t)	**564**	538	**2,061**	1,991
Head grade (g/t)	**1.25**	1.39	**1.32**	1.38
Recovery (%)	**93**	90	**93**	91
Attributable gold production - (000s oz)	**20**	24	**84**	86
Attributable gold sales - (000s oz)	**21**	24	**85**	86
Performance measures				
Average realized gold price[1] ($/oz)	**$ 1,197**	$ 1,269	**$ 1,263**	$ 1,404
All-in sustaining costs[1] ($/oz)	**$ 1,100**	$ 1,351	**$ 1,083**	$ 1,476
Total cash costs[1] ($/oz)	**$ 931**	$ 1,181	**$ 985**	$ 1,101

[1]   This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Attributable gold production at Sadiola was 84,000 ounces in 2014 and 20,000 ounces in the fourth quarter. The slightly lower production levels from the previous year reflect lower grades, partially offset by higher throughput and recoveries. As of this time, a decision respecting a future expansion at Sadiola to accommodate hard rock processing has not been made. As we've stated before, any future expansion requires a willing partner and a long-term supply of lower-cost, reliable and uninterrupted power. In 2015, we will deplete the existing supply of soft rock and production will rapidly decline.


EXPLORATION


In 2014 we spent $68.9 million, which was 26% lower than the previous year. The decrease reflects a smaller planned exploration program and project prioritization. In 2015, our exploration budget is $56 million, of which $16 million will be capitalized. It should be noted that the capitalized portion is included in our $230 million capital spending guidance for 2015.

The following summarizes the status of these projects. Refer to the MD&A for more detail.

WHOLLY-OWNED PROJECTS

Boto - Senegal
On February 3, 2015 we reported final assay results from our 2014 drilling program at our Boto Gold project in Senegal. The results from the 16 infill diamond drill holes included 9 metres grading 10.5 g/t Au (including 5 metres grading 17.55 g/t Au), 44 metres grading 4.46 g/t Au (including 6 metres grading 14.46 g/t Au) and 40 metres grading 3.24 g/t Au (including 11 metres grading 8.15 g/t Au). These results, along with those previously reported, continue to demonstrate wide intervals of high-grade mineralization from the core of the Malikoundi deposit, which is the largest deposit discovered to date on the property. The

Boto Gold Project hosts an indicated resource of 22.0 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces (refer to news release dated July 29, 2013). In 2014, we completed a scoping study to examine a range of development options. In 2015, we plan to complete our ongoing 50 metre by 50 metre infill delineation campaign started in 2014 for the purpose of upgrading resources at the Malikoundi deposit. Results will be incorporated in a further resource estimate to support ongoing technical studies.

Pitangui - Brazil

At our Pitangui project in Brazil, 24,500 metres of diamond drilling was completed in 2014 to confirm the continuity of gold mineralized zones within the core area of the São Sebastião deposit. The program continues to focus on upgrading the resources within the core area of the deposit and to test for extensions. Although final assay results are pending, highlights of results released during the year include 7.5 metres grading 9.73 g/t Au and 4.9 metres grading 10.16 g/t Au (refer to news release dated June 23, 2014). These results will be incorporated in an updated resource model once all results are received and validated. The mineral resource estimate for the São Sebastião gold deposit comprises a 4.07 million tonne inferred resource grading 4.88 grams of gold per tonne for 638,000 contained ounces (refer to news release dated April 9, 2014). An airborne survey completed during the fourth quarter identified a number of conductive targets with characteristics similar to the São Sebastião deposit. These targets will be prioritized for future drilling programs.

JOINT VENTURE PROJECTS

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision to do so a function of the exploration results as time progresses.

Monster Lake – Canada (Option Agreement with TomaGold Corporation)

At our Monster Lake project, we completed a 12,761 metre diamond drilling program targeting select areas along a 4-kilometre long mineralized corridor in the Abitibi Greenstone belt. On February 5, 2015, we reported assay results from the final 17 holes of the 26 drill hole program. Highlights include 9.18 metres, grading 46.33 g/t Au (including 2.2 metres grading 182.8 g/t Au), 3.42 metres grading 18.68 g/t Au and 7.1 metres grading 6.74 g/t Au. The results completed as part of our first exploration program at Monster Lake have been encouraging in that they not only extend the high grade 325-Megane zone at depth below previous drilling where it remains open, but they have identified several new gold-bearing structures for further exploration.

Eastern Borosi – Nicaragua (Option Agreement with Calibre Mining Corporation)

During 2014, the phase I diamond drilling program at the Eastern Borosi project in northeast Nicaragua was completed. In total, 40 drill holes tested 5 gold-silver vein systems over a strike length of three kilometres within the 176 square kilometer land package. On January 21, 2015, Calibre Mining announced the final assay results from 17 of the 40 holes, of which the highlights included 5.1 metres grading 13.44 g/t Au and 14.49 g/t Ag and 2.8 metres grading 26.48 g/t Au and 24.2 g/t Ag. The drilling program was successful in intercepting high grade gold and/or silver mineralization on all five vein systems. The Phase II drilling program planned for 2015 will focus on delineating the 2014 discoveries by testing for extensions to the mineralized shoots along with step out drilling on the currently defined vein systems.

Siribaya – Mali – (50:50 Joint Venture with Merrex Gold Inc.)

In 2014, nearly 11,500 metres of diamond and reverse circulation drilling was completed at the Diakha prospect, a new discovery located on the southern extension of our Boto Gold Malikoundi mineralized trend in Senegal. Our joint venture partner, Merrex Gold, provided exploration updates throughout 2014, reporting highlights from assay results including 34 metres grading 4.85 g/t Au, 19 metres grading 7.31 g/t Au, 12 metres grading 10.99 g/t Au. The drill program in 2014 has confirmed the presence of multiple zones of gold mineralization with significant widths and grades. The primary focus for 2015 will be to complete an infill delineation drilling program (reverse circulation and diamond drilling) to enable the declaration of an initial 43-101 compliant resource estimate by the end of 2015 as results warrant.

End Notes (*excluding tables*)

[1]   This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

[2]   In the third quarter 2014 we began including the income from our Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability.

[3]   Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[4]   The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces, and for the three months and year ended December 31, 2013 of 20,000 ounces and 73,000 ounces respectively.

[5]   The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

NON-GAAP PERFORMANCE MEASURES – ADJUSTED NET EARNINGS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company's performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gains or losses on sales of assets, unrealized non-hedge derivative gains or losses, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of earnings before income taxes of IAMGOLD as per the consolidated statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

($ millions, except where noted)	Three months ended December 31,		Years ended December 31,	
	2014	2013	2014	2013
Losses from continuing operations before income taxes and non-controlling interests	$ (105.8)	$ (995.4)	$ (143.7)	$ (925.6)
Adjusted items:				
Impairment	-	888.1	-	888.1
Changes in estimates of asset retirement obligations at closed sites	39.7	4.7	48.7	(7.8)
Unrealized derivative losses	49.1	7.8	56.2	22.3
Write-down of assets	0.2	113.8	7.3	126.7
Restructuring and other charges	4.9	0.3	8.1	1.8
Interest expense on senior unsecured note	-	1.8	0.3	17.6
Foreign exchange losses (gains)	(3.4)	0.7	(1.0)	4.5
Losses (gains) on sale of assets	0.7	(12.2)	3.7	(12.8)
Yatela closure provision (reversal)	(1.6)	-	7.7	-
Impairment (reversal) of investments	-	4.9	(3.4)	69.1
	89.6	1,009.9	127.6	1,109.5
Adjusted earnings (losses) from continuing operations before income taxes and non-controlling interests	(16.2)	14.5	(16.1)	183.9
Income taxes	(42.0)	111.8	(117.9)	34.9
Tax impact of adjusted items and effective tax rate adjustment	50.1	(117.5)	126.0	(104.0)
Non-controlling interest	(0.9)	(0.6)	(7.9)	(12.3)
Adjusted net earnings (losses) from continuing operations attributable to equity holders of IAMGOLD	$ (9.0)	$ 8.2	$ (15.9)	$ 102.5
Basic weighted average number of common shares outstanding (millions)	376.9	376.6	376.8	376.6
Adjusted net earnings (losses) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$ (0.02)	$ 0.02	$ (0.04)	$ 0.27
Including discontinued operations				
Adjusted net earnings (losses) from continuing operations	(9.0)	8.2	(15.9)	102.5
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	26.7	3.5	62.7	30.1
Effective tax rate adjustment on discontinued operations	(7.5)	8.0	(14.0)	4.7
Adjusted net earnings including discontinued operations	$ 10.2	$ 19.7	$ 32.8	$ 137.3
Basic weighted average number of common shares outstanding (millions)	376.9	376.6	376.8	376.6
Adjusted net earnings including discontinued operations per share	$ 0.03	$ 0.05	$ 0.09	$ 0.36
Effective adjusted tax rate (%)	50%	38%	50%	38%

NON-GAAP PERFORMANCE MEASURES
NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company. The following table provides a reconciliation of net cash from operating activities before changes in working capital.

| ($ millions, except where noted) | Three months ended December 31, | | Years ended December 31, | |
	2014	2013	2014	2013
Net cash from operating activities per consolidated financial statements	$ 72.0	$ 44.0	$ 312.2	$ 246.3
Adjusting items from non-cash working capital items and non-current ore stockpiles				
Receivables and other current assets	15.8	(10.7)	2.4	(10.0)
Inventories and non-current ore stockpiles	17.9	21.8	(0.3)	51.0
Accounts payable and accrued liabilities	(12.0)	(0.4)	3.0	18.3
Net cash from operating activities before changes in working capital including discontinued operations	$ 93.7	$ 54.7	$ 317.3	$ 305.6
Basic weighted average number of common shares outstanding (millions)	376.9	376.6	376.8	376.6
Net cash from operating activities before changes in working capital including discontinued operations ($/share)	$ 0.25	$ 0.15	$ 0.84	$ 0.81

IAMGOLD CORPORATION
Consolidated Balance Sheets

(In millions of U.S. dollars)	December 31, 2014		December 31, 2013
Assets			
Current assets			
Cash and cash equivalents	$	158.5	$ 222.3
Gold bullion (market value - $162.5; December 31, 2013 - $162.3)		96.9	96.9
Income taxes receivable		0.2	37.2
Receivables and other current assets		55.5	80.0
Inventories		245.1	300.2
Assets held for sale		628.5	-
		1,184.7	736.6
Non-current assets			
Deferred income tax assets		-	74.0
Investments in associates and joint ventures		56.4	65.5
Property, plant and equipment		2,152.9	2,520.4
Exploration and evaluation assets		544.8	533.3
Income taxes receivable		67.4	31.6
Other assets		216.6	229.0
		3,038.1	3,453.8
	$	4,222.8	$ 4,190.4
Liabilities and Equity			
Current liabilities			
Accounts payable and accrued liabilities	$	169.5	$ 185.6
Income taxes payable		8.7	12.1
Current portion of provisions		13.7	11.4
Other liabilities		36.2	6.2
Liabilities held for sale		167.0	-
		395.1	215.3
Non-current liabilities			
Deferred income tax liabilities		165.5	212.3
Provisions		297.7	247.0
Long-term debt		641.7	640.3
Other liabilities		59.2	3.0
		1,164.1	1,102.6
		1,559.2	1,317.9
Equity			
Equity attributable to IAMGOLD Corporation shareholders			
Common shares		2,322.7	2,317.6
Contributed surplus		38.2	35.2
Retained earnings		301.2	465.1
Accumulated other comprehensive income (loss)		(43.6)	13.3
		2,618.5	2,831.2
Non-controlling interests		45.1	41.3
		2,663.6	2,872.5
Contingencies and commitments			
	$	4,222.8	$ 4,190.4

IAMGOLD CORPORATION
Consolidated Statement of Earnings

(In millions of U.S. dollars, except per share amounts)	Three months ended December 31, (Unaudited)				Years ended December 31,			
		2014		2013		2014		2013
Continuing Operations								
Revenues	$	**272.5**	$	195.1	$	**1,007.9**	$	947.5
Cost of sales		**239.5**		161.8		**892.9**		668.5
General and administrative expenses		**10.5**		10.9		**44.8**		48.4
Exploration expenses		**12.0**		17.6		**42.7**		69.2
Impairment charges		**-**		888.1		**-**		888.1
Other		**46.9**		7.8		**70.1**		1.6
Operating costs		**308.9**		1,086.2		**1,050.5**		1,675.8
Losses from operations		**(36.4)**		(891.1)		**(42.6)**		(728.3)
Share of net losses from investments in associates and joint ventures, net of income taxes		**(5.3)**		(62.9)		**(26.2)**		(67.4)
Finance costs		**(10.3)**		(3.4)		**(26.5)**		(22.9)
Foreign exchange losses		**(6.5)**		(2.6)		**(8.2)**		(4.9)
Interest income and derivatives and other investment losses		**(47.3)**		(35.4)		**(40.2)**		(102.1)
Losses before income taxes		**(105.8)**		(995.4)		**(143.7)**		(925.6)
Income taxes		**(42.0)**		111.8		**(117.9)**		34.9
Net losses from continuing operations		**(147.8)**		(883.6)		**(261.6)**		(890.7)
Net earnings from discontinued operations, net of income taxes		**26.7**		3.5		**62.7**		30.1
Net losses	$	**(121.1)**	$	(880.1)	$	**(198.9)**	$	(860.6)
Net losses from continuing operations attributable to								
Equity holders of IAMGOLD Corporation	$	**(148.7)**	$	(843.8)	$	**(269.5)**	$	(862.6)
Non-controlling interests		**0.9**		(39.8)		**7.9**		(28.1)
Net losses from continuing operations	$	**(147.8)**	$	(883.6)	$	**(261.6)**	$	(890.7)
Net losses attributable to								
Equity holders of IAMGOLD Corporation	$	**(122.0)**	$	(840.3)	$	**(206.8)**	$	(832.5)
Non-controlling interests		**0.9**		(39.8)		**7.9**		(28.1)
Net losses	$	**(121.1)**	$	(880.1)	$	**(198.9)**	$	(860.6)
Attributable to equity holders of IAMGOLD Corporation								
Weighted average number of common shares outstanding (in millions)								
Basic and diluted		**376.9**		376.6		**376.8**		376.6
Losses per share from continuing operations ($ per share)								
Basic	$	**(0.39)**	$	(2.24)	$	**(0.72)**	$	(2.29)
Diluted	$	**(0.39)**	$	(2.24)	$	**(0.72)**	$	(2.29)
Earnings per share from discontinued operation ($ per share)								
Basic	$	**0.07**	$	0.01	$	**0.17**	$	0.08
Diluted	$	**0.07**	$	0.01	$	**0.17**	$	0.08
Net losses per share including discontinued operations ($ per share)								
Basic	$	**(0.32)**	$	(2.23)	$	**(0.55)**	$	(2.21)
Diluted	$	**(0.32)**	$	(2.23)	$	**(0.55)**	$	(2.21)

IAMGOLD CORPORATION
Consolidated Statement of Comprehensive Income

(In millions of U.S. dollars)	Three months ended December 31, (Unaudited)		Years ended December 31,	
	2014	2013	**2014**	2013
Net losses	**$ (121.1)**	$ (880.1)	**$ (198.9)**	$ (860.6)
Other comprehensive loss, net of income taxes				
Items that will not be reclassified to profit or loss				
Movement in marketable securities fair value reserve				
Net unrealized change in fair value of marketable securities	**(8.7)**	2.8	**(9.1)**	(46.9)
Net realized change in fair value of marketable securities	**4.4**	0.1	**5.2**	13.5
Tax impact	**0.2**	(0.4)	**(0.5)**	4.6
	(4.1)	2.5	**(4.4)**	(28.8)
Items that may be reclassified to profit or loss				
Movement in cash flow hedge fair value reserve from continuing operations				
Effective portion of changes in fair value of cash flow hedges	**(4.8)**	-	**(2.1)**	-
Time value of options and forward element of forward contracts excluded from hedge relationship	**(2.8)**	-	**(5.1)**	-
Net change in fair value of cash flow hedge reclassified	**(2.4)**	-	**(2.6)**	-
Net change in time value of options and forward element of forward contracts reclassified	**0.2**	-	**2.3**	-
Tax impact	**1.0**		**0.4**	
Movement in cash flow hedge fair value reserve from discontinued operations, net of tax	**(2.2)**	-	**(1.6)**	-
	(11.0)	-	**(8.7)**	-
Currency translation adjustment	**(0.7)**	(0.7)	**(2.7)**	(0.3)
Other from discontinued operations	**1.8**	-	**1.8**	1.4
Total other comprehensive loss	**(14.0)**	1.8	**(14.0)**	(27.7)
Comprehensive loss	**$ (135.1)**	$ (878.3)	**$ (212.9)**	$ (888.3)
Comprehensive loss attributable to				
Equity holders of IAMGOLD Corporation	**$ (136.0)**	$ (838.5)	**$ (220.8)**	$ (860.2)
Non-controlling interests	**0.9**	(39.8)	**7.9**	(28.1)
	$ (135.1)	$ (878.3)	**$ (212.9)**	$ (888.3)
Total comprehensive loss attributable to equity holders arises from:				
Comprehensive loss from continuing operations	**$ (161.4)**	$ (881.8)	**$ (275.8)**	$ (918.4)
Comprehensive income from discontinued operations	**26.3**	3.5	**62.9**	30.1
Comprehensive loss	**$ (135.1)**	$ (878.3)	**$ (212.9)**	$ (888.3)

IAMGOLD CORPORATION
Consolidated Statement of Cash Flow

(In millions of U.S. dollars)	Three months ended December 31, (Unaudited) 2014	2013	Years ended December 31, 2014	2013
Operating activities				
Net losses	$ (121.1)	$ (880.1)	$ (198.9)	$ (860.6)
Adjustments for:				
Finance costs	10.5	3.8	28.0	24.4
Depreciation expense	58.0	46.2	231.2	175.2
Changes in estimates of asset retirement obligations at closed sites	39.6	3.7	48.7	(8.8)
Income taxes	56.7	(96.7)	155.1	(9.2)
Impairment charges (reversals) of investments in associates and marketable securities	-	4.9	(3.4)	69.1
Impairment charges	-	888.1	-	888.1
Share of net losses from investments in associates and joint ventures, net of income taxes	5.3	79.6	26.2	83.9
Effects of exchange rate fluctuation on cash and cash equivalents	1.7	2.8	9.2	0.5
Other non-cash items	49.6	45.8	68.3	63.6
Adjustments for cash items	(4.9)	1.0	(14.5)	7.4
Movements in non-cash working capital items and non-current ore stockpiles	(21.7)	(10.7)	(5.1)	(59.3)
Cash from operating activities, before income taxes paid	73.7	88.4	344.8	374.3
Income taxes paid	(1.7)	(44.4)	(32.6)	(128.0)
Net cash from operating activities	72.0	44.0	312.2	246.3
Investing activities				
Property, plant and equipment				
Capital expenditures	(61.4)	(128.1)	(343.7)	(617.4)
Capitalized borrowing costs	(1.5)	(14.4)	(22.1)	(19.5)
Proceeds on sales and leaseback	-	-	31.5	-
Proceeds from disposals	1.5	(1.3)	2.4	1.4
Advances to related parties	-	(30.1)	(10.1)	(57.7)
Repayment from related parties	12.6	-	24.8	10.0
Capital expenditures for exploration and evaluation assets	(3.1)	-	(10.9)	-
Other investing activities	7.3	2.7	8.4	(5.1)
Net cash used in investing activities	(44.6)	(171.2)	(319.7)	(688.3)
Financing activities				
Dividends paid	(1.9)	-	(4.1)	(102.4)
Interest paid	(20.8)	(7.8)	(22.7)	(25.8)
Other	(3.0)	(0.7)	(8.3)	(4.3)
Net cash used in financing activities	(25.7)	(8.5)	(35.1)	(132.5)
Effects of exchange rate fluctuation on cash and cash equivalents	(1.7)	(2.8)	(9.2)	(0.5)
Decrease in cash and cash equivalents	0.0	(138.5)	(51.8)	(575.0)
Cash and cash equivalents, beginning of the period	170.5	360.8	222.3	797.3
Cash and cash equivalents held for sale	(12.0)	-	(12.0)	-
Cash and cash equivalents, end of the period	$ 158.5	$ 222.3	$ 158.5	$ 222.3

CONFERENCE CALL

A conference call will be held on Thursday, February 19, 2015 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s 2014 fourth quarter and full-year operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Fourth Quarter and Full-Year 2014 Highlights" and "Fourth Quarter 2014 Operating Highlights", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan", "suggest", "guidance", "outlook", "potential", "prospects", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This news release uses the terms "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission ("the SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This news release also uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SCIENTIFIC AND TECHNICAL DISCLOSURE

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Qualified Person Information

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and JORC. The "Qualified Person" responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chenard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 30 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company's operations and projects through site visits and information reviews.

She is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 280-0519

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx.